UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of Registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

This amended Report of Foreign Private Issuer on Form 6-K (this “Amended Form 6-K”) corrects a typographical error appearing in the press release attached as Exhibit 99.1 to the original Report of Foreign Private Issuer on Form 6-K (the “Original Form 6-K”) furnished by the Company (as referenced below) earlier on the date hereof. This Amended Form 6-K replaces in its entirety the Original Form 6-K.

CONTENTS

Quarterly Results of Operations

On May 16, 2024, Magic Software Enterprises Ltd. (the “Company”, “we” or “us”) announced our financial results for the first quarter ended March 31, 2024.  A copy of our press release announcing our results is furnished as Exhibit 99.1 to this amended Report of Foreign Private Issuer on Form 6-K (this “Amended Form 6-K”) and is incorporated herein by reference.

The GAAP financial statements appended to this Amended Form 6-K in Exhibit 99.1 are hereby incorporated by reference in our Registration Statements on Form S-8 (SEC File No.’s 333-113552, 333-132221 and 333-149553).

Exhibit No.	Title of Exhibit
99.1	Magic Software Reports First Quarter 2024 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

By:	/s/ Asaf Berenstin
Name:	Asaf Berenstin
Title:	Chief Financial Officer

Dated: May 16, 2024

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